SEC
Mail Processing
Section
FEB 28 2013
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields & Company, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 Winter St. Suite 160
(No. and Street)

WALTHAM (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE L. SHIELDS 781.890.7033 x 224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lisa Roche CPA
(Name – *if individual, state last, first, middle name*)

51 Summer St. (Address) Milford (City) MA (State) 01757 (Zip Code)

[redacted]

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13010836

KW 3/5

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JANICE L. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHIELDS & COMPANY, INC, as of 12/31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janice L. Shields
Signature

President
Title

Richard W. Newman
Notary Public

"Notary Public"
Richard W. Newman
Commonwealth of Massachusetts
My Commission Expires on July 16, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B, C, D, E

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

TABLE OF CONTENTS

	Page
Accountants' report	1
Balance sheet	2
Statement of income and retained earnings	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to the financial statements	6
Schedule of operating expenses	7
Schedule of other income and expenses	8

Lisa A. Roche, CPA
Certified Public Accountant

51 Sumner Street, Suite C
Milford, MA 01757

Phone: 508-634-2800
Fax: 508-634-2880
l.rochecpa@verizon.net

To the Directors of
Shields & Company, Inc.

We have audited the accompanying balance sheets of Shields & Company, Inc. (formerly Shields Securities, Inc.) as of December 31, 2012 and 2011, and the related statements of income, retained earnings and cash flows for the years then ended and the accompanying supplemental schedules of operating expenses and other income and expenses, which is presented only for supplementary analysis purposes. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields & Company, Inc. (formerly Shields Securities, Inc.) as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

Lisa A. Roche, CPA

Milford, Massachusetts
January 25, 2013

B

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
BALANCE SHEET
DECEMBER 31, 2012 AND 2011
(see accountants' report)

ASSETS

	2012	2011
Current assets:		
Cash	$ 488,399	$ 29,978
Accounts receivable	74,303	0
Prepaid expenses	31,396	1,568
Total current assets	594,098	31,546
Fixed assets: (Note 2)		
Office furniture & equipment	56,069	0
Total fixed assets	56,069	0
Less: accumulated depreciation	(56,069)	0
Net fixed assets	0	0
Total assets	$ 594,098	$ 31,546

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Current liabilities:		
Accounts payable	$ 8,907	$ 5,265
Payroll taxes payable	909	0
Other withholdings payable	(5,817)	0
MA corporate excise tax payable	456	912
Credit card payable	5,056	1,600
Total current liabilities	9,511	7,777
Stockholder's equity:		
Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	574,587	13,769
Total stockholder's equity	584,587	23,769
Total liabilities and stockholder's equity	$ 594,098	$ 31,546

(See notes to financial statements)

C

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
STATEMENT OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2012 AND 2011
(see accountants' report)

	2012	2011
Income	$3,078,628	$ 10,000
Operating expenses (see page 7) C-1	2,923,278	21,418
Operating income (loss)	155,350	(11,418)
Other income and expenses (see page 8) C-2	405,924	0
Net income before income taxes	561,274	(11,418)
Massachusetts corporate excise tax (Note 3)	(456)	(456)
Net income (loss)	560,818	(11,874)
Retained earnings, beginning	13,769	25,643
S Distribution	0	0
Retained earnings, ending	$ 574,587	$ 13,769

(See notes to financial statements)

E

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011
(see accountants' report)

	2012	2011
Stockholders' equity, beginning	$ 23,769	$ 35,643
Net income (loss)	560,818	(11,874)
S Distribution	0	0
Stockholders' equity, ending	$ 584,587	$ 23,769

(See notes to financial statements)

D

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011
(see accountants' report)

	2012	2011
Net cash flows from operating activities:		
Net income (loss)	$ 560,818	$ (11,874)
Adjustments for differences between income flows and cash flows from operating activities:		
Add: Depreciation	56,069	0
Increase in credit card payable	3,456	800
Increase in accounts payable	3,642	(1,424)
Increase in payroll taxes payable	909	0
Less: Increase in accounts receivable	(74,303)	0
Increase in prepaid expenses	(29,828)	1,046
Increase in other withholdings payable	(5,817)	0
Decrease in MA corporate excise tax payable	(456)	0
Net cash flow provided by operating activities	514,490	(11,452)
Cash flows from investing activities:		
Purchases of fixed assets	(56,069)	0
Net cash flow used in investing activities	(56,069)	0
Net increase (decrease) in cash	458,421	(11,452)
Cash, beginning	29,978	41,430
Cash, ending	$ 488,399	$ 29,978

(See notes to financial statements)

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1 - The company's principle business activity is as follows:

The company provides financial advisory services and other financial and management consulting services to businesses, institutions and other entities of every type and description.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

The fixed assets are recorded at cost and are being depreciated over the estimated useful lives of the assets using the Modified Accelerated Cost Methods.

3 - Massachusetts corporate excise tax:

Shields & Company, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.

4 - Leases:

The company leases its' corporate headquarters at 890 Winter Street, Waltham, Massachusetts. The company pays a fixed monthly base rent of $9,856.00.

5 - Gain on bargain purchase:

On April 3, 2012, Shields & Company, Inc. was merged with Shields Securities, Inc. The net assets of Shields & Company, Inc. as of April 3, 2012 were incorporated into the books of Shields Securities, Inc. The net result of this merger was a gain of $431,702. The name of Shields Securities, Inc. was then changed to Shields & Company, Inc.

C-1

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(see accountants' report)

	2012	2011
Payroll	$1,241,808	$ 0
Officer's salary	1,069,769	0
Payroll taxes	95,940	0
Rent (Note 4)	87,131	0
Commissions	80,000	0
Depreciation	56,069	0
Research expenses	52,503	0
Legal and professional fees	51,205	19,380
Insurance	46,149	448
Computer expenses	26,011	0
Meals & entertainment	24,423	0
Telephone	18,655	0
Motor vehicle expenses	14,765	0
Advertising	8,806	0
Equipment rental	7,520	0
Travel	7,448	0
Office supplies and expenses	6,389	0
Dues and subscriptions	6,031	0
Parking and tolls	4,009	0
Repairs and maintenance	3,920	0
Education	3,074	100
401K administration fees	2,765	0
Miscellaneous expenses	2,361	0
Gifts	1,970	0
Broker dealer fees	1,353	1,365
Delivery expenses	961	0
Donations	644	0
Bank charges	572	0
Payroll processing fees	399	0
Postage	320	0
Miscellaneous taxes	112	0
MA corporate annual report fee	109	125
Printing	87	0
Total operating expenses	$2,923,278	$ 21,418

C

(See notes to financial statements)

C-2

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
SCHEDULE OF OTHER INCOME AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(see accountants' report)

	2012	2011
Other income:		
Interest income	$ 447	$ 0
Gain on bargain purchase (Note 5)	431,702	0
Total other income	432,149	0
Other expenses:		
Interest expense	26,225	0
Total other expense	26,225	0
Total other income and expenses	$ 405,924	$ 0

C

(See notes to financial statements)

F

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Liabilities subordinated to general creditors, beginning	$ 0	$ 0
Activity for the year:	0	0
Liabilities subordinated to general creditors, ending	$ 0	$ 0

As prepared by: Lisa A. Roche, CPA
Lisa A. Roche, CPA
51 Sumner Street, Suite C, Milford, MA 01757

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
COMPUTATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2012

G

Ownership Equity:	
Common stock, .01 par; 200,000 shares authorized 10,000 share issued and outstanding	$ 10,000
Retained earnings	574,587
Total ownership equity qualified for net capital	584,587
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	584,587
Less: Deductions and/or charges	(105,699)
Add: Other additions and/or credits	0
Net capital before haircuts on securities positions	478,888
Less: Haircuts on securities (computed where applicable, pursuant to 15c3-1(f))	0
Net capital	$478,888

Lisa A. Roche, CPA
Certified Public Accountant

51 Sumner Street, Suite C
Milford, MA 01757

Phone: 508-634-2800
Fax: 508-634-2880
l.rochecpa@verizon.net

H

January 25, 2013

Securities & Exchange Commission
450 5th Street, NW
Washington, DC 20459

Ladies and Gentlemen:

(H) Shields & Company, Inc.(formerly Shields Securities, Inc.), has no reserve requirements pursuant to Rule 15c3-3.

Respectfully submitted,

Lisa A. Roche, CPA

Lisa A. Roche, CPA

Lisa A. Roche, CPA
Certified Public Accountant

51 Sumner Street, Suite C
Milford, MA 01757

Phone: 508-634-2800
Fax: 508-634-2880
l.rochecpa@verizon.net

I

To Whom It May Concern:

Please be advised that Shields & Company, Inc. (formerly Shields Securities, Inc.) is exempt under Section k2I of Rule 15c3-3 and therefore is not required to file a Computation for Determination of Reserve Requirements or Information relating to the Possession or Control Requirements under same.

Lisa A. Roche, CPA

January 25, 2013
Milford, MA 01757

J

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
RECONCILIATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2012

Net capital per Shields & Company, Inc. as of 12/31/12 before audit results.	$478,888
Off-setting adjustments to net capital from audit results:	0
Total offsetting adjustments	0
Net capital as of 12/31/12 after audit results.	478,888
Less disallowed assets: Haircuts	0
Net capital reconciled	$478,888

As prepared by: Lisa A. Roche, CPA
Lisa A. Roche, CPA

January 25, 2013

Lisa A. Roche, CPA
Certified Public Accountant

51 Sumner Street, Suite C
Milford, MA 01757

Phone: 508-634-2800
Fax: 508-634-2880
l.rochecpa@verizon.net

N

January 25, 2013

Shields & Company, Inc.
890 Winter Street
Waltham, MA 02451

We have made a study and evaluation of the system of internal accounting control of Shields & Company, Inc. (formerly Shields Securities, Inc.) in effect at December 31, 2012. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Shields & Company, Inc. (formerly Shields Securities, Inc.) is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure as of December 31, 2012 or since the previously audited financial statements of December 31, 2011 dated January 23, 2012 that we consider to be material weaknesses as defined above.

Lisa A. Roch, CPA

Lisa A. Roche, CPA

Certified Public Accountant

51 Sumner Street, Suite C
Milford, MA 01757

Phone: 508-634-2800
Fax: 508-634-2880
l.rochecpa@verizon.net

January 25, 2013

To Whom It May Concern:

Please be advised that Shields & Company, Inc. (formerly Shields Securities, Inc.) has applied all agreed upon procedures related to the company's SIPC Assessment Reconciliation.

Lisa A. Roche, CPA

SHIELDS & COMPANY, INC.
(FORMERLY SHIELDS SECURITIES, INC.)
SIPC ASSESSMENT RECONCILIATION
AS OF YEAR ENED DECEMBER 31, 2012

Total revenue	$3,078,328
Deductions:	
Other revenue not related directly or indirectly to the securities business	(3,078,328)
SIPC Net Operating Revenues	$ 0

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044663 FINRA DEC
SHIELDS & COMPANY INC 11*11
890 WINTER ST STE 160
WALTHAM MA 02451-1493

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Janice L. Shields
781-890-7033

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) < 150 >

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ < 150 >

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shields & Company Inc.
(Name of Corporation, Partnership or other organization)

Janice L. Shields
(Authorized Signature)

President
(Title)

Dated the 26th day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3078328

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with *securities transactions.* ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Advisory, Mergers & Acquisition Success & Retainer Fees, Valuation, Directors Fees & reimbursed out-of-pocket expenses. 3078328

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 3078328

2d. SIPC Net Operating Revenues $ 0

2e. *General Assessment @ .0025* $ 0

(to page 1, line 2.A.)